DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 2, 2009

Via U.S. mail and facsimile

Mr. Peter Lindhout
Chairman of the Board and President
Westmont Resources, Inc.
1621 Freeway Drive, Suite 209
Mount Vernon, WA 98273

      Re: **Westmont Resources, Inc.**
                Preliminary Information Statement on Schedule 14C
                    filed December 3, 2008
                Form 10-KSB filed September 9, 2008
                Form 10-Q filed October 15, 2008
                File No. 000-52398

Dear Mr. Lindhout:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Information Statement on Schedule 14C filed December 3, 2008</u>

<u>General</u>

1.   We note that your Form 8-K filed on November 26, 2008 describes a change in control of the company. Please refer to Item 1 of Schedule 14C and Item 6(e) of Schedule 14A and provide the disclosure required by these Items in your Information Statement.

<u>Proposal 1 – Increasing the Company's Authorized Shares, page 9</u>

2.   You state that "[t]he Company's Board believes that it is desirable to have additional authorized shares of Common Stock and the ability to issue shares of Preferred Stock for possible future financings, possible future acquisitions and other general corporate purposes." Please disclose explicitly whether you have any current plans, understandings or agreements to use any of the additional authorized shares for any financings, acquisitions or other purposes. We may have additional comments after reviewing your response.

<u>Form 10-KSB filed September 9, 2008 and Form 10-Q filed October 15, 2008</u>

3.   We note your disclosures on pages 32 and 33 of the Form 10-KSB and pages 10 and 11 of the Form 10-Q to the effect that, as of the end of the fiscal year ended May 31, 2008 and the fiscal quarter ended August 31, 2008, you have concluded that the company's disclosure controls and procedures are not effective because of the identification of a material weakness in your internal control over financing reporting. We note furthermore your statement that the material weakness relates to the lack of segregation of duties in financial reporting, since your financial reporting and all accounting functions are performed by an external consultant with no oversight by a professional with accounting expertise. You state that: "Our President does not possess accounting expertise and our company does not have an audit committee. This weakness is due to the company's lack of working capital to hire additional staff. To remedy this material weakness, we intend to engage another accountant to assist with financial reporting as soon as our finances will allow." Please provide more specific disclosure as to your proposed timing for remediating the material weakness, and the estimated cost of doing so.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3847 with any questions.

Sincerely,

Michael Karney
Attorney-Advisor

cc: N. Gholson
     via facsimile
     Russ Kidder – (949) 706-1882